                          Ronald H. Friesen
  [SUN LIFE LOGO]    Senior Vice President and
                                        Chief Financial Officer

                                                 Sun Life Assurance
                                                                                  Company of Canada (U.S.)
                                                  SC3380
                                                                                  One Sun Life Executive Park
                                                  Wellesley Hills, MA 02481-5699

                                                  Tel:     781-416-3901
                                                                                          800-432-1102 ext. 3901
                                                  Fax:      781-237-6309
                                                                                  ron.friesen@sunlife.com

        September 24, 2007

VIA EDGAR and Facsimile

Ms. Keira Ino
Staff Accountant
Division of Corporate Finance
United State Securities and Exchange Commission
450 Fifth Street, N.W.
Division of Corporation Finance, Mail Stop 6010
Washington, D.C. 20549

Re:       Sun Life Assurance Company of Canada (U.S.)
Form 10-K for the Fiscal year Ended December 31, 2006
Filed March 28, 2007
File No. 333-82824

Dear Ms. Ino:

This letter follows our conversation on September 19, 2007 regarding my letter to Jim B. Rosenberg dated August 20, 2007 in response to the SEC Staff's comment on the Form 10-K for the fiscal year ended December 31, 2006 for Sun Life Assurance Company of Canada (U.S.) (the Company).  As discussed, we confirm that the Company will provide substantially the same disclosure as set forth in our August 20 letter with respect to "other than temporary impairment" of the Company's investments in future periodic reports on Form 10-Q and Form10-K beginning with the Company’s Form 10-Q for the quarterly period ending September 30, 2007. We trust that this commitment meets with the Staff’s requirements.

If you have any further questions or concerns, please call me at (781) 416 -3901.

Sincerely,

/s/ Ronald H. Friesen

Ronald H. Friesen

cc:           Jim B. Rosenberg
   Robert C. Salipante

                                    Sun Life Assurance Company of Canada  (U.S.)
                                    is a member of the Sun Life Financial group of companies.
                                    www.sunlife-usa.com